SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2006

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

January 9th 2006

DECEMBER 2005 TRAFFIC

Excellent performance in passenger activity: sharp increase in both traffic (up 11.9%) and load factor (up 2.1 points to 79.8%)

Passenger operations

In December, Air France-KLM posted a further strong increase in both activity levels and traffic revenues.

Traffic increased by 11.9% on 9.0% higher capacity. The load factor improved by 2.1 points to reach the high level of 79.8%. The number of passenger carried increased by 8.0% to 5.6 million.

The Americas posted a particularly dynamic level of activity, with traffic rising 16.3% on 13.7% higher capacity. The load factor reached 85.2%, up 1.9 points.

Activity on Asian routes remained buoyant, with traffic increasing by 15.1% on 11.9% higher capacity. The load factor gained 2.3 points to reach 82.7%.

On the Africa & Middle-East network, traffic increased by 14.3% while capacity was up 12.3%. The load factor rose 1.4 points to reach 80.7%.

On the Caribbean & Indian Ocean sector, traffic increased by 2.6% on nearly stable capacity (0.8 point). The load factor improved by 1.5 points to 84.3%.

The European network continued to post a good performance with traffic increasing 7.1% on 3.5% higher capacity. Load factor rose 2.3 points to reach 66.6%.

Cargo operations

Cargo activity improved strongly in December with an 7.5% increase in traffic while capacity was up 9.0%. The load factor reached 70.4% (-1 point).

SkyTeam Named 2005 Best Airline Alliance and Air France Best Transatlantic Airline

SkyTeam was named the 2005 Best Airline Alliance by Global Traveler Magazine the readers of which travel on average 32 roundtrip flights per year. Make up part of the core business and frequent travel market, the readers of Global Traveler have also awarded two members of the alliance: Air France was named Best Transatlantic Airline and CSA Czech Airlines Best Eastern Europe Airlines.

SkyTeam is the global airline alliance partnering nine members, including Aeroméxico, Air France, Alitalia, Continental Air Lines, CSA Czech Airlines, Delta Air Lines, KLM, Korean Air and Northwest Airlines. Through one of the world’s most extensive hub networks, SkyTeam offers its 344 million annual passengers a worldwide system of more than 15,000 daily flights covering all major destinations.

Internet: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau – +33 (0)1 41 56 72 59 – faandriveau@airfrance.fr

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STATISTICS

Passenger activity (in millions)

	December			Cumulative
Total Group	2005	2004	%	2005-06	2004-05%
Passengers carried (000s)	5,574	5,160	8.0%	53,777	50,434	6.6%
Revenue pax-kilometers (RPK)	15,596	13,934	11.9%	143,651	132,047	8.8%
Available seat-kilometers (ASK)	19,540	17,934	9.0%	176,762	167,042	5.8%
Load factor (%)	79.8%	77.7%	2.1	81.3%	79.1%	2.2

Europe (including France)
Passengers carried (000s)	3,803	3,595	5.8%	37,807	35,813	5.6%
Revenue pax-kilometers (RPK)	2,883	2,691	7.1%	29,449	27,574	6.8%
Available seat-kilometers (ASK)	4,328	4,182	3.5%	41,011	40,188	2.0%
Load factor (%)	66.6%	64.3%	2.3	71.8%	68.6%	3.2

America (North and South)
Passengers carried (000s)	662	573	15.5%	6,553	5,838	12.3%
Revenue pax-kilometers (RPK)	4,943	4,252	16.3%	48,011	42,705	12.4%
Available seat-kilometers (ASK)	5,798	5,098	13.7%	55,151	49,607	11.2%
Load factor (%)	85.2%	83.4%	1.9	87.1%	86.1%	1.0

Asia / Pacific
Passengers carried (000s)	386	332	16.3%	3,473	3,112	11.6%
Revenue pax-kilometers (RPK)	3,350	2,911	15.1%	30,424	27,436	10.9%
Available seat-kilometers (ASK)	4,050	3,621	11.9%	35,649	33,703	5.8%
Load factor (%)	82.7%	80.4%	2.3	85.3%	81.4%	3.9

Africa / Middle East
Passengers carried (000s)	431	376	14.7%	3,665	3,360	9.1%
Revenue pax-kilometers (RPK)	2,289	2,003	14.3%	19,068	17,435	9.4%
Available seat-kilometers (ASK)	2,836	2,525	12.3%	24,463	22,303	9.7%
Load factor (%)	80.7%	79.3%	1.4	77.9%	78.2%	-0.2

Caribbean / Indian Ocean
Passengers carried (000s)	291	284	2.6%	2,279	2,311	(1.4%)
Revenue pax-kilometers (RPK)	2,132	2,077	2.6%	16,698	16,897	(1.2%)
Available seat-kilometers (ASK)	2,528	2,507	0.8%	20,488	21,241	(3.5%)
Load factor (%)	84.3%	82.9%	1.5	81.5%	79.6%	2.0

Cargo operations (in millions)

	December			Cumulative
Total Group	2005	2004	%	2005-06	2004-05%
Revenue tonne-km (RTK)	985	916	7.5%	8,175	7,959	2.7%
Available tonne-km (ATK)	1,399	1,284	9.0%	12,406	11,599	7.0%
Load factor (%)	70.4%	71.3%	-1.0	65.9%	68.6%	-2.7

Europe (including France)
Revenue tonne-km (RTK)	8	9	(11.9%)	65	75	(13.6%)
Available tonne-km (ATK)	42	44	(4.3%)	419	438	(4.4%)
Load factor (%)	17.9%	19.4%	-1.5	15.5%	17.2%	-1.6

America (North & South)
Revenue tonne-km (RTK)	342	325	5.2%	2,775	2,722	1.9%
Available tonne-km (ATK)	477	429	11.0%	4,274	3,922	9.0%
Load factor (%)	71.8%	75.7%	-3.9	64.9%	69.4%	-4.5

Asia / Pacific
Revenue tonne-km (RTK)	483	440	9.8%	4,176	4,014	4.0%
Available tonne-km (ATK)	639	585	9.1%	5,678	5,312	6.9%
Load factor (%)	75.6%	75.1%	0.5	73.5%	75.6%	-2.0

Africa / Middle East
Revenue tonne-km (RTK)	92	82	11.4%	738	719	2.7%
Available tonne-km (ATK)	144	126	14.2%	1,245	1,152	8.1%
Load factor (%)	63.8%	65.4%	-1.6	59.3%	62.4%	-3.1

Caribbean / Indian Ocean
Revenue tonne-km (RTK)	61	61	0.2%	421	428	(1.7%)
Available tonne-km (ATK)	98	100	(1.4%)	791	776	1.9%
Load factor (%)	62.0%	60.9%	1.0	53.3%	55.2%	-1.9

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Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements. which include. but are not limited to. statements concerning the financial condition. results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks. uncertainties and other factors. many of which are outside of Air France-KLM’s control and are difficult to predict. that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including. among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers. suppliers and strategic partners; increases in aircraft fuel prices; and other economic. business. competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings. including its Annual Reports on Form 20-F for the year ended March 31. 2005. Air France-KLM undertakes no obligation to update or revise any forward-looking statement. whether as a result of new information. future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: January 9, 2006	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations